                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended                 July 31, 1993
                          ----------------------------------------------------
                                       OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from_______________________to___________________

Commission file number           1-8649
                      -------------------------------

      A.  The Toro Company Matching Stock Plan

      B.  The Toro Company
          8111 Lyndale Avenue South
          Minneapolis, MN  55420


                              REQUIRED INFORMATION

The following financial statements are furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required of Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

NOTE: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          The Toro Company Matching Stock Plan
                                          ------------------------------------
                                                    (Name of Plan)

Date  January 17, 1994                    /S/ Gerald T. Knight
      ----------------                    ------------------------------------
                                              Gerald T. Knight
                                            Vice President - Finance
                                            Chief Financial Officer

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             JULY 31, 1993 and 1992


                                                          1993             1992
                                                          ----             ----

Assets held by Trustee:
  Investments:
        First Short-Term Investment Fund               $15,210          $33,295
        Toro Investment Fund A                          13,155                -
        Toro Investment Fund B                           5,302                -
        The Toro Company Common Stock                6,410,554        3,534,847
  Other receivables                                        186              159
                                                   ----------       ----------
        Total assets held by Trustee                 6,444,407        3,568,301

Employer contributions receivable                      268,383           16,010
Employee contributions receivable                       67,491           64,033
Forfeitures payable                                    (36,134)         (27,357)
                                                    ----------       ----------
Net assets available for benefits                   $6,744,147       $3,620,987
                                                    ----------       ----------
                                                    ----------       ----------



See accompanying notes to financial statements.

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    YEARS ENDED JULY 31, 1993, 1992 and 1991


                                                             1993             1992            1991
                                                             ----             ----            ----
Investment income related to assets held by
      Trustee:
           Interest                                    $    3,829       $    4,500      $    7,075
           Dividends                                        3,256          117,444          74,368
           Net appreciation (depreciation)
            in the fair value of investments            1,996,750         (714,344)       (860,284)
                                                       ----------       ----------      ----------
            Total investment income (loss)              2,003,835         (592,400)       (778,841)

Employer contributions                                    512,458          277,994         290,708
Employee contributions                                  1,043,869        1,109,644       1,164,589
Benefit payments                                         (400,614)        (392,730)       (184,698)
Cash management fee                                          (254)            (243)           (255)
Forfeitures                                               (36,134)         (27,357)        (50,716)
                                                       ----------       ----------      ----------
Increase in net assets available for benefits           3,123,160          374,908         440,787
Net assets available for benefits:
      Beginning of year                                 3,620,987        3,246,079       2,805,292
                                                       ----------       ----------      ----------
      End of year                                      $6,744,147       $3,620,987      $3,246,079
                                                       ----------       ----------      ----------
                                                       ----------       ----------      ----------


See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 1993 and 1992


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF STATEMENT PRESENTATION

     The accompanying financial statements of The Toro Company Matching Stock
          Plan (the Plan) are presented in accordance with generally accepted accounting principles.

     INVESTMENTS

     The investment in 324,585 and 263,516 shares of The Toro Company common stock is stated at quoted market price at July 31, 1993 and 1992, respectively. The cost of the investment at July 31, 1993 and 1992 was $5,727,104 and $4,847,514, respectively and is determined on an average cost basis.

     The First Short-Term Investment Fund is limited to bonds, notes, certificates of deposit, variable rate notes and other evidences of indebtedness that are payable on demand or that have a maturity rate not exceeding 91 days from the date of purchase. The First Short-Term Investment Fund is stated at cost which approximates market value.

     The Fund A is invested in a fixed income fund that provides a guaranteed income. The fund is comprised of insurance contracts, bank contracts, and federally backed contracts. All investments in Fund A are AAA graded by Standard and Poors at the time of purchase.

     The Fund B is composed of 500 selected medium to large sized common stocks which are chosen to represent the U.S. stock market.

     (2)  DESCRIPTION OF PLAN

     The Plan became effective as of August 1, 1988, and has approximately 1,200 active participants. The purpose of the Plan is to provide certain eligible employees of The Toro Company and its participating subsidiaries (referred to together as the "Company") with an opportunity to save part of their compensation on a pre-tax basis (and, if an employee so elects, on an after-tax basis) and to have those savings accumulate in a tax-deferred investment account which is invested in the common stock of the Company and distributed after termination of active employment. The Company, as administrator of the Plan, absorbs the major portion of the administrative costs and trustee fees of the Plan.



                                                                     (Continued)

                        TORO COMPANY MATCHING STOCK PLAN

     A participant may agree to have his or her salary reduced on a pre-tax basis, after-tax basis or a combination thereof at rates ranging up to 4% of annual compensation through an automatic payroll deduction each payroll period, provided that such deductions may not exceed $2,400 in any Plan year.

     The Company will make contributions to the Plan on behalf of each participant who makes pre-tax or after-tax contributions to the Plan. These Company matching contributions consist of basic matching contributions and performance-based matching contributions, as described below.

     The Company's basic matching contribution will be equal to 25% of the sum of the amounts contributed by a participant to the Plan.

     If the Company meets certain financial goals as defined by its Board of Directors, the Company may make performance based matching contributions to the Plan. If the specified financial goals are achieved, the performance-based matching contribution may be equal to an additional 25% of a participant's compensation which is contributed to the Plan.

     A participant is eligible to receive a performance-based matching contribution only if he or she is enrolled in the Plan on the last day of the Plan year.

     Company matching contributions and performance-based matching contributions together with income attributable thereto will vest at the rate of 20% after two years of vesting service, with an additional 20% being accumulated annually thereafter until the employee is 100% vested. Plan earnings are allocated to participants based on individual account balances.

     Forfeitures are applied towards future Company contributions. A general description of the Plan is contained in the Summary Plan Description.

     Contributions and benefit payments are made under control of the Plan
          Administrator.

(3)  FUNDING POLICY

     The Company's funding policy is to make monthly basic contributions and annual performance-based matching contributions to the Plan up to amounts allowed by the Internal Revenue Service. The performance-based contribution is determined by the Board of Directors of The Toro Company and is based on the specified financial goals.



                                                                     (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

     The employee contributions consist of salary reduction elections under a 401(k) plan, as well as after tax contributions.

(4)  PARTY-IN-INTEREST TRANSACTIONS

     The First Trust National Association (Trustee) is a party-in-interest with respect to the Plan. In addition, the Plan holds shares of The Toro Company Common Stock. In the opinion of the Plan's legal counsel, transactions between the Plan, the Trustee and The Toro Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

(5)  PLAN TERMINATION

     The Toro Company has voluntarily agreed to make contributions to the Plan.
          Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Upon the termination of the plan, the Trustee shall liquidate the Trust Fund, distributing benefits to the Participants or their beneficiaries. The Trustee shall reserve amounts as may be required to pay any expenses of termination, liquidation and distribution and shall then segregate each Participant's Trust Fund Share in a special account.

(6)  COMMINGLED INVESTMENT FUNDS

     For information regarding the net assets and changes in those net assets for the Toro Investment Funds A and B, reference is made to the separate unaudited financial statements of these commingled investment funds, which are filed separately with the Department of Labor.



                                                                     (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN

     The changes in the Plan's investment in The Toro Investment Funds A and B for the year ended July 31, 1993 are summarized as follows:


                                                         Fund A         Fund B
                                                         ------         ------
      Beginning investment balance                      $     -         $    -
      Funds Deposited                                    12,811          5,303
      Pro rata share of investment gain (loss)              344             (1)
      Funds withdrawn                                         -              -
                                                         ------          -----
      Ending investment balance                         $13,155         $5,302
                                                         ------          -----
                                                         ------          -----

      Percentage Plan ownership in the net assets
       of the Commingled Investment Fund at year end      .002%          .001%
                                                          ----           ----
                                                          ----           ----


     The data presented above have been derived from information certified as complete and accurate by the Trustee.

(7)  FEDERAL INCOME TAXES

     The Plan Administrator anticipates filing for a determination letter from the Internal Revenue Service stating that the Plan and all amendments to the Plan are qualified under Section 401 (a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes the Plan and all amendments to the Plan will qualify under the provisions of Sections 401(a) and 501(a) of the Code and be exempt from Federal income taxes.

(8)  PLAN AMENDMENT

     Effective June 1, 1991, the plan was amended to include the option for participants, upon age 55, to diversify a portion of their investment into Toro Investment Fund A, Toro Investment Fund B or the First Short-Term Investment Fund.

                                                                      SCHEDULE 1

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
                             SCHEDULE OF INVESTMENTS
                                  July 31, 1993


                                       Face Amount                       Market
Description                             or shares          Cost          value
- -----------                            -----------       --------       --------

*First Short-Term Investment Fund           15,210     $   15,210     $   15,210
 Toro Investment Fund A                        267         13,145         13,155
 Toro Investment Fund B                         78          5,295          5,302
*The Toro Company Common Stock             324,585      5,727,104      6,410,554
                                                        ---------      ---------
      Total Investments                                $5,760,754     $6,444,221
                                                        ---------      ---------
                                                        ---------      ---------




*Party-in-Interest


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                                THE TORO COMPANY
                               MATCHING STOCK PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                            Year ended July 31, 1993

Series of transactions involving a single security which, in the aggregate, involves an amount more than 5% of beginning of year Plan assets at current value.





                             Number of         Total dollar amount
                         ----------------     ---------------------     Net gain
Security issue           Purchases  Sales     Purchases       Sales      (loss)
- --------------           ---------  -----     ---------       -----     --------
*First Short Term
  Investment Fund           48        46     $1,610,571   $1,619,562      $    -

*The Toro Company
  Common Stock              18        17      1,272,221      202,644       1,815




*Party-in-interest



See accompanying independent auditors' report.

KPMG Peat Marwick

     Certified Public Accountants

     4200 Norwest Center
     90 South Seventh Street
     Minneapolis, MN 55402


                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator
The Toro Company Matching Stock Plan:


We have audited the accompanying statements of net assets available for benefits of The Toro Company Matching Stock Plan (the Plan) as of July 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended July 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of July 31, 1993 and 1992, and the changes in net assets available for benefits for each of the years in the three-year period ended July 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ KPMG Peat Marwick

December 28, 1993